UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934.

For the fiscal year ended December 31, 2014.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

For the transition period from ________ to __________

Commission file number 0-23636

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hawthorn Bancshares, Inc.

132 East High Street, Box 688

Jefferson City, MO 65102

(573) 761-6100

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Report of Independent Registered Public Accounting Firm

and Financial Statements

December 31, 2014 and 2013

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Retirement and Investment Committee

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Lee’s Summit, Missouri

We have audited the accompanying statements of net assets available for benefits of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (the “Supplemental Information”) has been subjected to audit procedures performed in conjunction with the audit of Plan’s financial statements. The Supplemental Information is the responsibility of the Plan's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

St. Louis, Missouri

June 29, 2015

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013

Investments, At Fair Value	$22,517,853	$21,517,906

Receivable
Employer's contribution	201,000	117,000

Net Assets Available for Benefits	$22,718,853	$21,634,906

See accompanying notes to the financial statements.

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Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2014 and 2013

	2014	2013
Additions to Net Assets Attributable to:
Investment Income
Net appreciation in fair value of investments	$520,889	$3,508,110
Interest and dividends	1,129,561	728,084
Total investment income	1,650,450	4,236,194

Contributions
Employer	511,630	426,002
Participations	629,541	620,317
Rollovers	424,498	-
Total contributions	1,565,669	1,046,319
Total additions	3,216,119	5,282,513

Deductions from Net Assets Attributable to:
Benefits paid to participants	2,132,172	2,064,274

Net increase	1,083,947	3,218,239

Net assets available for benefits:
Beginning of year	21,634,906	18,416,667
End of Year	$22,718,853	$21,634,906

See accompanying notes to the financial statements.

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Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan

The following description of the Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Hawthorn Bancshares, Inc. and its subsidiaries (collectively the “Company”) for the benefit of the employees of the Company who have at least 90 days of service and are age 21 or older. An eligible employee becomes a participant in the Plan on the first day of each quarter of the Plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Capital Bank and Trust Company is the trustee of the Plan.

Contributions

The Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors. All employer contributions are allocated to a participant’s account based on that participant’s compensation compared to the total compensation of all eligible participants. In addition, the Company matches the participant’s salary deferral into the plan dollar for dollar up to 3 percent of the participant’s annual salary. All contributions are made conditioned upon their deductibility for federal income tax purposes.

Participants have the option to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (IRS).

Participant Investment Account Options

Investment account options available include various mutual funds and common stock of the Company. Each participant has the option of directing his/her contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, plan earnings and forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participant contributions and earnings thereon are 100 percent vested at all times. Employer contributions and earnings thereon vest according to the following schedule:

Lenth of Service	Percent Vested

After 1 Year	0%
After 2 Years	20%
After 3 Years	40%
After 4 Years	60%
After 5 Years	100%

At the time a participant terminates his/her employment, the nonvested portion of the employer contribution account is forfeited and allocated to eligible participants on a pro rata allocation method. At December 31, 2014 and 2013, plan

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Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

assets include $15,954 and $11,606, respectively, of forfeitures to be allocated to eligible participants on a pro rata allocation method.

Payment of Benefits

Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement. Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested. In the event of death, the participant’s account becomes fully vested and the balance is paid to the designated beneficiary. Distributions under the Plan are payable in a lump sum or through installments.

Plan Termination

Although the Company has not expressed any intention to do so, it may discontinue its contributions and terminate the Plan at any time. In such an event, the participants’ accounts become fully vested and are not subject to forfeiture.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on an accrual basis of accounting except for benefits, which are recorded upon distribution, and present the net assets available for plan benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments in securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of the period. If no sale has taken place, the securities are valued at the latest bid price. The investment in Company securities is valued at the latest bid price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year-end.

Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The IRS issued its latest determination letter on March 3, 2006, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, we believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

With a few exceptions, the Plan is no longer subject to U.S. federal tax examinations for years before 2011.

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Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

Administrative Expenses

The administrative expenses of the Plan are paid by the Company.

(3)	Investment

The following table presents the Plan’s investments. Investments that represent 5 percent or more of total plan assets in either year are separately identified:

	2014	2013
Mutual Funds
American Funds Money Market Fund	$1,467,239	$2,030,792
Large Cap
American Funds Washington Mutual Investors Fund	2,750,087	2,631,489
American Funds Growth Fund	2,102,188	2,014,176
Templeton Growth Fund*	1,037,921	1,087,302
Other	2,169,739	2,047,135
Mid Cap
American Funds Small-Cap World Fund	1,590,976	1,591,249
Federated Kaufmann Fund	1,201,444	1,147,111
Other	89,735	53,404
Fixed Income
American Funds Bond Fund	1,712,602	1,607,577
PIMCO Total Return Fund	1,711,854	1,725,740
International
American Funds Euro-Pacific Growth Fund	1,203,890	1,614,572
Target Date	1,209,399	422,997
Company Securities – Hawthorn Bancshares, Inc.
Common Stock	4,270,778	3,544,354
Cash – Hawthorn Bancshares Awaiting Stock Purchase Fund	1	8
Total investments	$22,517,853	$21,517,906

* Current year investment below 5% of the Plan's investments, but included for comparative purposes.

During the years ended 2014 and 2013, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $520,889 and $3,508,110, respectively, as follows:

	2014	2013

Mutual Funds	$(154,784)	$2,192,950
Company Securities – Hawthorn Bancshares, Inc.
Bancshares, Inc. Common Stock	675,673	1,315,160
Net appreciation in fair value	$520,889	$3,508,110

Interest and dividends realized on the Plan’s investments for the years ended 2014 and 2013 were $1,129,561 and $728,084, respectively.

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Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(4)	Fair Value of Plan Assets

Fair value is as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31:

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2014
Common stock
Financial	$4,270,778	$4,270,778	$-	$-
Mutual funds
Large Cap	8,059,935	8,059,935	-	-
Mid Cap	2,882,155	2,882,155	-	-
Fixed income securities	3,424,456	3,424,456	-	-
International	1,203,890	1,203,890	-	-
Target Date	1,209,399	1,209,399	-	-
Money market fund	1,467,239	1,467,239	-	-
Total	$22,517,852	$22,517,852	$-	$-
December 31, 2013
Common stock
Financial	$3,544,354	$3,544,354	$-	$-
Mutual funds
Large Cap	7,780,102	7,780,102	-	-
Mid Cap	2,791,764	2,791,764	-	-
Fixed income securities	3,333,317	3,333,317	-	-
International	1,614,572	1,614,572	-	-
Target Date	422,997	422,997	-	-
Money market fund	2,030,792	2,030,792	-	-
Total	$21,517,898	$21,517,898	$-	$-

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such

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Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2014. In addition, the Plan had no assets measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of investments with similar characteristics or independent asset pricing services and pricing models. Such investments are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy.

(5)	Party-in-interest Transactions

The Plan held an investment of 299,704 and 285,835 shares of common stock of the Company with a fair value of $4,270,778 and $3,544,354 at December 31, 2014 and 2013, respectively, and received dividends of $57,166 and $53,679 on such shares during 2014 and 2013, respectively. These investments are considered allowable party-in-interest transactions under ERISA guidelines.

Certain Plan investments are shares of mutual funds selected by the Company’s retirement committee and managed by the participants. Capital Bank and Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Plan Sponsor pays directly any other fees related to the Plan’s operations.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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Supplemental Schedule

9

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

	Description
	of		Current
Investment Type and Issuer	Investment		Value
Mutual Funds
*American Funds Money Market Fund	1,467,239	shares	$1,467,239
*American Funds Washington Mutual Investors Fund	67,437	shares	2,750,087
*American Funds Bond Fund	133,693	shares	1,712,602
*American Funds Growth Fund	49,615	shares	2,102,188
PIMCO Total Return Fund	160,587	shares	1,711,854
*American Funds Euro-Pacific Growth Fund	26,024	shares	1,203,890
*American Funds Small-Cap World Fund	35,379	shares	1,590,976
Federated Kaufmann A	208,223	shares	1,201,444
Templeton Growth Fund	43,592	shares	1,037,921
*American Funds New Perspective Fund	29,548	shares	1,059,606
* American Funds New World Fund	452	shares	24,079
Lord Abbet Developing Growth A	4,042	shares	89,735
Putnam Voyager	1,350	shares	40,907
* American Funds Fundamental Investors	18,820	shares	977,886
Putnam Equity Income A	3,197	shares	67,261
* American Funds 2010 Target Date Fund	8,064	shares	83,061
* American Funds 2015 Target Date Fund	3,123	shares	34,357
* American Funds 2020 Target Date Fund	58,881	shares	678,308
* American Funds 2025 Target Date Fund	11,859	shares	144,916
* American Funds 2030 Target Date Fund	1,215	shares	15,404
* American Funds 2035 Target Date Fund	2,856	shares	36,356
* American Funds 2040 Target Date Fund	6,349	shares	81,714
* American Funds 2045 Target Date Fund	1,777	shares	22,999
* American Funds 2050 Target Date Fund	7,003	shares	88,591
* American Funds 2055 Target Date Fund	1,522	shares	23,693
Total Mutual funds			18,247,074
* Hawthorn Bancshares, Inc. Common Stock	299,704	shares	4,270,778
* Cash – Hawthorn Bancshares Awaiting Stock Purchase Fund			1
Total investments			$22,517,853

* Represents party-in-interest to the Plan

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan
(Name of Plan)

Dated: June 29, 2015

/s/ W. Bruce Phelps
W. Bruce Phelps
Chief Financial Officer

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